Sea 2 Sky Corporation
                                2287 Slater Road
                               Ferndale, WA 98248

                                  March 3, 2010

Ms. Aamira Chaudhry
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549



      RE:  Sea 2 Sky Corporation
           File No. 333-138989
           Form 10K for the Fiscal Year Ended August 31, 2009

Dear Ms. Chaudhry:

We are submitting herein the response of Sea 2 Sky Corporation (the "Company") to the comments set forth in your comment letter dated March 2, 2010.

Simultaneously with the filing of this correspondence, the Company has filed an amended annual report on Form 10-K/A for the fiscal year ended August 31, 2009. The Form 10-K/A contains revised disclosures under Items 9A and 9T to remove an incorrect reference and qualification phrasing, and a revision to the certification language under Exhibit 31.1, specifically under point number 5, so as to conform with the language as contained in Item 601(b)(31) of Regulation SK, in response to comments #1, #2, and #3 in the Commission's comment letter.

Please note that we have not included an amended Exhibit 31.2, since the Company's Chief Executive Officer has resigned subsequent to the filing of the Annual Report on Form 10K.

The Company hereby acknowledges the following:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

     o The Company acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

Sea 2 Sky Corporation

By: /s/ Erik Odeen
Erik Odeen
Chief Executive Officer, Chief Financial Officer

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-K/A
                                 AMENDMENT NO. 1
(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE FISCAL YEAR ENDED AUGUST 31, 2009

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from __________ to ______________

                        Commission File Number 333-138989


                              SEA 2 SKY CORPORATION
                       ----------------------------------
             (Exact name of registrant as specified in its charter)


               Nevada                                       98-0479847
-------------------------------------             ------------------------------
  (State or other jurisdiction of                        (I.R.S. Employer
   incorporation or organization)                       Identification No.)


                      2287 SLATER ROAD, FERNDALE, WA 98248
            -------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

      Registrant's telephone number, including area code: 1 (877) 732-2759
                                                          ----------------
                                    Formerly
                    ----------------------------------------
                        RPO 75156, White Rock, BC V4B 5L4


           Securities registered pursuant to Section 12(b) of the Act:

          Title of each class                     Name of each exchange on
                                                      which registered
----------------------------------------      ---------------------------------
COMMON STOCK, PAR VALUE $0.001 PER SHARE                   OTCBB

        Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                                Yes [  ]     No [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Rule 13 or Section 15(d) of the Exchange Act.

                                                Yes [  ]     No[X]

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                Yes [X]      No[ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (ss.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

                                                Yes [ ]      No[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Larger accelerated filer [  ]                   Accelerated filer [ ]
Non-accelerated filer [ ]                       Smaller reporting company [X]

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                                Yes [  ]     No[X]

As of November 19, 2009, the registrant had 81,391,811 shares of its common stock issued and outstanding. The aggregate market value of the common stock held by non-affiliates of the Registrant, computed by reference to the $0.07 closing price as of November 19, 2009, was approximately $3,277,177.

Authorized share capital of the registrant: 225,000,000 common shares, par value of $0.001. The Registrant has no non-voting stock.

Documents incorporated by reference:  None

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS
PART II

ITEM 9.         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                ACCOUNTING AND FINANCIAL DISCLOSURE                     4

ITEM 9A.        CONTROLS AND PROCEDURES (ITEM 9A(T))                    4

SIGNATURES                                                              6

                                EXPLANATORY NOTE

This Form 10-K/A (the "Amendment") amends our Form 10-K for the fiscal year ended August 31, 2009, which was filed with the Securities and Exchange Commission on December 8, 2009 (the "Original Filing"). We are filing this Form 10-K/A to amend Items 9A "Controls and Procedures" Item 9A(T) "Controls and Procedures" and Exhibit 31.1.

In connection with the filing of this Form 10-K/A and pursuant to Rules 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, we are including with this Form 10-K/A certain currently dated certifications.

This Amendment does not reflect events occurring after the Original Filing except as noted above. Except for the foregoing amended information, this Form 10-K/A continues to speak as of the date of the Original Filing and the Company has not otherwise updated disclosures contained therein or herein to reflect events that occurred at a later date.


                                     PART II

ITEM 9A. CONTROLS AND PROCEDURES

MANAGEMENT'S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The management of Sea 2 Sky, with the participation of our principal executive and financial officer, has evaluated the effectiveness of our disclosure controls and procedures in ensuring that the information required to be disclosed in our filings under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such information is accumulated and communicated to Sea 2 Sky management as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officers have concluded that such disclosure controls and procedures were effective as of August 31, 2009 (the end of the period covered by this Annual Report on Form 10-K).

ITEM 9T. CONTROLS AND PROCEDURES

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed, under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2008, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring, based on the framework in INTERNAL CONTROL - INTEGRATED FRAMEWORK, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As of August 31, 2009, management has determined that the Company's internal control over financial reporting was effective as of August 31, 2009. As the Company grows, steps will be taken to ensure that additional financial experts are sequestered to provide secondary review of all financials and related disclosures filed with the SEC.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisitions, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparations and presentations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During our fiscal quarter ended August 31, 2009, there were no significant changes in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, or in other factors that could significantly affect these controls subsequent to the evaluation date. We have not identified any significant deficiencies or material weaknesses in our internal controls, and therefore there were no corrective actions taken.

                                   SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      SEA 2 SKY CORPORATION

Date: March 3, 2010                   By:  /s/ Erik Odeen
                                      ------------------------------------------
                                      Erik Odeen, Chief Executive Officer,
                                      Chief Financial Officer and Sole Director

                                  EXHIBIT 31.1
    RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
      AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Erik Odeen, certify that:

1. I have reviewed this annual report on Form 10-K/A of Sea 2 Sky Corporation (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

         (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2010


By: /s/ Erik Odeen
    ----------------------------------------
     Erik Odeen
     Chief Executive Officer and Principal Executive Officer
     Chief Financial Officer and Principal Accounting Officer

                                  EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of SEA 2 SKY CORPORATION on Form 10-K/A for the period ended August 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Erik Odeen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

         (a) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Date:  March 3, 2010


By: /s/ Erik Odeen
   ----------------------
   Erik Odeen
   Chief Executive Officer
   Chief Financial Officer